UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

WILHELMINA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

968235101

(CUSIP Number)

May 18, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235101

(1)	Names of reporting persons Ralph Bartel
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole voting power 577,000*
(6) Shared voting power - 0 -
(7) Sole dispositive power 577,000*
(8) Shared dispositive power - 0 -
(9)	Aggregate amount beneficially owned by each reporting person 577,000*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.7%
(12)	Type of reporting person (see instructions) IN

*	On February 8, 2017, the investor sold 20,000 shares of common stock of the issuer, and on March 20, 2017, the investor purchased 210,575 shares of common stock of the issuer, increasing the investor’s ownership to 497,000 shares, or 9.2% of the outstanding shares. On May 18, 2017, the investor purchased an additional 80,000 shares, increasing the investor’s ownership to 10.7%

Item 1(a) Name of issuer:

Wilhelmina International, Inc.

Item 1(b) Address of issuer’s principal executive offices:

200 Crescent Court, Suite 1400, Dallas, Texas 75201

2(a) Name of person filing:

Ralph Bartel

2(b) Address or principal business office or, if none, residence:

Casella postale 823

6612 Ascona

Switzerland

2(c) Citizenship:

Germany

2(d) Title of class of securities:

Common Stock, $0.01 par value

2(e) CUSIP No.:

968235101

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 577,000.

(b)	Percent of class: 10.7%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 577,000.

(ii)	Shared power to vote or to direct the vote - 0 -.

(iii)	Sole power to dispose or to direct the disposition of : 577,000.

(iv)	Shared power to dispose or to direct the disposition of - 0 -.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2017
Date /s/ RALPH BARTEL
Signature RALPH BARTEL
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.